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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- .40468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100

(No. and Street)

COSTA MESA   CALIFORNIA   92626

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. NORBERG   714/444-4300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP

(Name – if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/4/08

OATH OR AFFIRMATION

I, _____ JOHN H. NORBERG _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ STANDARD INVESTMENT CHARTERED INCORPORATED _____ , as of _____ DECEMBER 31, _____ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature, JOHN H. NORBERG

CHAIRMAN OF THE BOARD/CFO
Title

SEE ATTACHED
_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of ___ORANGE___ } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

see "oath or affirmation"

2 _____

3 _____

4 _____

5 _____

6 _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

___11 day of __February__ , __2008__ , by

(1) __John Henry Nomberg III__ ,
Name of Signer

☐ Personally known to me
☑ Proved to me on the basis of satisfactory evidence
   to be the person who appeared before me (.) (,)
       (and

(2)_____,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence
   to be the person who appeared before me.)

_____
Signature of Notary Public

Place Notary Seal Above

TIFFANY ANN DILELLO
COMM. # 1722737
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP FEB 1, 2011

--- **OPTIONAL** ---

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: __Annual Audited Report 2007__

Document Date: __12/31/07__   Number of Pages: __1__

Signer(s) Other Than Named Above: __N/A__

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(With Independent Auditors' Report Thereon)

CONTENTS



GOODRICH · BARON · GOODYEAR LLP
Certified Public Accountants ·

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2007, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule I7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 11, 2008

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

<u>ASSETS</u>

Cash		$ 10,805
Deposits - Clearing broker/dealer		25,074
Total cash and cash equivalents		35,879
Commissions receivable		60,771
Notes receivable		322,309
Investments:		
Marketable equity securities, at market value	$ 23,300	
Restricted equity securities, at market value	25,843	
Other, at cost	151,780	200,923
Property and equipment, net of accumulated depreciation of $26,577		32,685
Other assets		7,194
Total assets		$ 659,761

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

Line of credit		$ 50,000
Accounts payable		2,700
Accrued expenses		19,498
Total liabilities		72,198
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ 30,100	
Retained earnings	557,463	
Total stockholders' equity		587,563
Total liabilities and stockholders' equity		$ 659,761

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2007

Revenues:

Commissions and concessions, net of clearing charges		$ 562,616
Consulting fees		1,500
Management fees		92,666
Realized/unrealized gain on securities		2,591
Client expense reimbursements		34,677
Interest income		6,664
Dividend income		652
Rental income		7,500
Other income		55,764
Total revenues		764,630

Expenses:

Accounting	$ 13,710	
Auto	18,437	
Business promotions	36,636	
Commissions	112,203	
Payroll fees	8,779	
Consulting fees	536	
Depreciation and amortization	1,949	
Dues, memberships and publications	21,323	
Filing fees	3,196	
Insurance	20,611	
Interest	6,400	
Meals and entertainment	50,448	
Legal fees	4,779	
Salaries and benefits	439,827	
Office supplies and expense	21,922	
Outside service	7,969	
Postage and delivery	2,254	
Professional services	4,490	
Rent	69,413	
Telephone	12,590	
Travel	24,083	
Other	6,858	
Total expenses		888,413
Loss before income taxes		(123,783)
Income taxes		(17,200)
Net loss		$ (106,583)

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings	Total
Balance at December 31, 2007	$ 30,100	664,046	697,146
Net loss for the year ended December 31, 2007	-	(106,583)	(106,583)
Balance at December 31, 2007	$ 30,100	557,463	587,563

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net loss		$ (106,583)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Gains on securities – Realized and unrealized	$ (2,591)	
Depreciation and amortization	1,949	
Increase in receivables - commissions	(38,968)	
Increase in other assets	(6,594)	
Decrease in income taxes payable	(5,200)	
Increase in accounts payable and accrued expenses	2,568	
Decrease in deferred taxes	(18,000)	
Total adjustments		(66,836)
Net cash flows used for operating activities		(173,419)
Cash flows from investing activities:		
Increase in notes receivable	(26,127)	
Proceeds received – Notes receivable	149,318	
Additional investment purchases made	(65,283)	
Proceeds from sales of securities	129,037	
Net cash flows provided by investing activities		186,945
Cash flows from financing activities:		
Credit line reduction	(25,099)	
Net cash flows used for financing activities		(25,099)
Net decrease in cash		(11,573)
Cash and cash equivalents, beginning of year		47,452
Cash and cash equivalents, end of year		$ 35,879

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 7,185
Cash paid during the year for interest expense	$ 6,400

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of three to thirty-nine years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2)   INVESTMENTS – MARKETABLE AND RESTRICTED SECURITIES

The Company holds investments of equity securities. At December 31, 2007, the Company had investments in various marketable equity securities with a market value of $23,300 and a cost basis of $28,030. The Company also holds certain restricted equity securities with a fair market value of $25,843 and a cost of $8,893.

(3)   INVESTMENTS - OTHER

Investments - Other are carried at cost and consist of the following:

Investment in limited partnership	$ 101,942
Investment in country club membership	8,750
Investment in other securities	41,088
Total	$ 151,780

The market value of such investments approximates or exceeds cost at December 31, 2007.

(4)   NOTES RECEIVABLE

The Company has executed a secured note receivable for $322,309 under a line of credit not to exceed $600,000. These amounts are advanced to an unrelated corporation. The amounts due under this line of credit are due and payable on March 31, 2008, with an extension available through March 31, 2009, or earlier, and provides for interest at 7.5 percent.

(5)   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Vehicles	$ 42,067
Furniture and equipment	17,195
	59,262
Less accumulated depreciation	(26,577)
Net property and equipment	$ 32,685

(6)   LINE OF CREDIT

The Company has amounts due under the terms of an unsecured promissory note with a bank. There was an outstanding balance as of December 31, 2007, of $50,000. Interest on this loan was 8.00 percent at December 31, 2007.

(7)   INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ (12,000)	$ (12,000)
California	800	(6,000)	(5,200)
Total	$ 800	$ (18,000)	$ (17,200)

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on marketable securities for tax and financial reporting purposes and different depreciation methods for tax and financial purposes.

The Company has available, as of December 2008, approximately $125,000 of unused operating loss carryforwards that may be applied against future taxable income, expiring in 2028.

The above loss carry forwards give rise to a potential deferred tax asset as follows:

Deferred tax asset	$ 30,000
Less valuation allowance	(30,000)
Net deferred tax asset	$ -

(8)   LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in March 2008. The lease provides for a minimum monthly rent ranging from $5,426 at its inception to $5,983 in its final year. The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2008	$ 11,967

Total rental expense for 2007 amounted to $69,413.

(9)   CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(10)   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to I. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, net capital was $44,257 which exceeded the required minimum capital by $39,257. The aggregate indebtedness to net capital ratio was 1.63 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total equity from statement of financial condition		$ 587,563
Less non-allowable assets:		
Notes receivable	$ 322,309	
Restricted equity securities	25,843	
Other investments	151,780	
Property and equipment, net	32,685	
Deposits	7,194	
Total non-allowable assets		(539,811)
Net capital before haircut		47,752
Haircut - Marketable securities ($23,300 @ 15%)		(3,495)
Net capital		$ 44,257

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 44,257
Excess net capital	$ 39,257

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 72,198
Ratio of aggregate indebtedness to net capital	1.63 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2007

Net capital as reported in unaudited Focus Report Part IIA		$ 31,257
Adjustments:		
Reduction of deferred income taxes payable	$ 13,000	
Total adjustments		13,000
Net capital as reported in audited financial statements		$ 44,257

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital as noted above. While such difference is material, the Company is in compliance with the minimum net capital requirements and the audit adjustments increased the Company's net capital.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants.

REPORT ON INTERNAL ACCOUNTING CONTROL

Standard Investment Chartered Incorporated
Costa Mesa, California

In planning and performing our audit of the financial statements of Standard Investment Chartered Incorporated as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hoodluck Bacon Goodgau, LLP

Long Beach, California
February 11, 2008

END